Exhibit 99.1

FOR IMMEDIATE RELEASE

DRWI Bid Price Letter - NASDAQ

Ottawa, Canada, March 5, 2015 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) (“DragonWave” or the “Company”) a leading global supplier of packet microwave radio systems for mobile and access networks, announced that  it received a notice from The NASDAQ Stock Market (“NASDAQ”) that the Company is not in compliance with NASDAQ’s Listing Rule 5450(a)(1), as the minimum bid price of DragonWave’s common shares has closed below US$1.00 per share for 30 consecutive business days. The notification of noncompliance has no immediate effect on the listing or trading of DragonWave’s common shares on the NASDAQ Global Market under the symbol “DRWI”.

The Company has 180 days, or until August 31, 2015, to achieve compliance with the minimum bid price requirement. To regain compliance, the minimum bid price of DragonWave’s common shares must meet or exceed US$1.00 per share for a minimum of 10 consecutive business days during this 180-day grace period.

If the Company does not regain compliance with the Rule by August 31, 2015, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company would need to transfer the listing of its common shares to The NASDAQ Capital Market, provided that it meets the continued listing requirement for the market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement. The Company’s failure to regain compliance could result in delisting of its common shares on NASDAQ.

Trading of DragonWave common shares on the Toronto Stock Exchange under the symbol “DWI” is not affected by the notice from NASDAQ.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s ability to regain compliance with the minimum bid price requirement, any required transfer of the listing of its common stock to The NASDAQ Capital Market and the Company’s ability to maintain its listing with NASDAQ.  These statements are subject to certain assumptions, risks and uncertainties. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact:	Media Contact:	Media Contact:
John Lawlor	Nadine Kittle	Becky Obbema
Investor Relations	Marketing Communications	Interprose
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
jlawlor@dragonwaveinc.com	nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2424	Tel: 613-599-9991 ext 2262	Tel: (408) 778-2024